PROSPECTUS
                                                              FILE NO. 333-25273
                                                                  RULE 424(b)(3)

                                3,684,668 SHARES

                               C-PHONE CORPORATION

                                  COMMON STOCK

         This Prospectus relates to 3,684,668 shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of C- Phone Corporation (the "Company"), consisting of (i) 200,000 shares of Common Stock reserved for issuance upon the exercise of certain warrants (the "1994 Warrants") to purchase Common Stock issued pursuant to the Representative's Warrant Agreement, dated as of August 20, 1994, between the Company and Josephthal Lyon & Ross Incorporated ("Josephthal"), (ii) 833,667 shares of Common Stock issued in the Company's March 1997 private placement (the "1997 Placement"), (iii) 2,501,001 additional shares of Common Stock issuable, under certain circumstances and without any additional consideration, upon exercise of contingent value rights, to the investors in the 1997 Placement, and (iv) 150,000 shares of Common Stock reserved for issuance upon the exercise of certain warrants (the "1997 Warrants" and with the 1994 Warrants, collectively, the "Warrants") to purchase the Common Stock issued in the 1997 Placement pursuant to the Placement Agent Warrant Agreement, dated as of March 31, 1997, between the Company and Josephthal.

         The Shares may be offered from time to time by the selling shareholders listed herein under "Selling Shareholders" (collectively, the "Selling Shareholders") after the date of this Prospectus. See "Selling Shareholders". The Company will not receive any proceeds from the sale of the Shares. Although the Company will receive certain proceeds upon exercise of the Warrants, there can be no assurance that any of the Warrants will be exercised. See "Use of Proceeds." The Company will pay all expenses in connection with the registration and sale of the Shares, except that each Selling Shareholder will pay any commissions, discounts or other fees payable to brokers and dealers in connection with any such sale. The Company estimates that its expenses of this offering will be approximately $43,000.

         The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares other than as described herein, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on The Nasdaq Stock Market at the market price prevailing at the time of sale, although sales may also be made in negotiated transactions or otherwise. There can be no assurances that any of the Shares will be sold. See "Plan of Distribution."

         The Selling Shareholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933 (the "Securities Act"). If any broker-dealers are used to effect sales, any commissions paid to such broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Shareholders may be deemed to be underwriting commissions.

          The Common Stock currently is traded on The Nasdaq National Market under the symbol "CFON." On June 24, 1997, the last sale price of the Common Stock, as reported by The Nasdaq National Market, was $9.00 per share.

         SEE "RISK FACTORS", WHICH BEGINS ON PAGE 4 OF THIS PROSPECTUS,
   FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is June 25, 1997

                              AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the regional offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of such reports, proxy statements, and other information concerning the Company also may be inspected and copied at the library of The Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains an internet web site at http://www.sec.gov which contains certain reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission.

       This Prospectus constitutes a part of a Registration Statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents, which are on file with the Commission (File No. 0-24424), are incorporated into this Prospectus by reference and are made a part hereof:

         (a) The Company's Annual Report on Form 10-KSB for its fiscal year ended February 28, 1997;

         (b) The Company's Proxy Statement, dated June 26, 1997, with respect to its 1997 annual meeting of shareholders; and

         (c) The description of the Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A, dated June 22, 1994.

       All documents subsequently filed by the Company with the Commission after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act, and prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference into the Registration Statement and to be part hereof from the date of filing such documents; PROVIDED, HOWEVER, that the documents enumerated above or subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act in each year during which the offering made by the Registration Statement is in effect and prior to the filing with the Commission of the Company's Annual Report on Form 10-KSB covering such year, shall not be deemed to be incorporated by reference in the Registration Statement or be a part hereof from and after the filing of such Annual Report on Form 10-KSB.

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

       Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement contained in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document, which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded to constitute a part of the Registration Statement.

       The Company will provide without charge to each person who receives this Prospectus, upon written or oral request of such person, a copy of any of the information that is incorporated by reference herein (not including exhibits to the information that is incorporated by reference unless the exhibits themselves are specifically incorporated by reference). Such information is available upon request from the Company, 6714 Netherlands Drive, Wilmington, North Carolina 28405, attention: Paul Albritton, Chief Financial Officer, telephone (910) 395-6100.

                                   THE COMPANY

       The Company has been, and is, primarily engaged in the engineering, manufacturing and marketing of a line of PC-based video conferencing systems. Since the second half of its fiscal year ended February 28, 1997 ("Fiscal 1997"), the Company has been engaged in contractual software development related to its PC-based video conferencing systems. In addition, during Fiscal 1997, the Company engaged in the engineering of a TV-based video conferencing system, which was introduced in January 1997. The Company's PC-based video conferencing systems, which communicate over digital networks, are marketed under the name C-Phone(R) . The Company's recently introduced TV-based video conferencing system or "video phone", which operates over regular analog telephone lines using a standard television set, is marketed under the name C-Phone Home(TM).

       The Company was incorporated in New York in 1986 under the name "Target Tuning, Inc.", as a manufacturer of promotional radios. In 1990, the Company developed data/fax modems under the name "TWINCOM" and changed its name to Target Technologies, Inc. In early 1993, because of continued price pressures, shrinking margins and for competitive reasons, the Company shifted its primary focus from modems to the development of C-Phone; and during the fiscal year ended February 28, 1995, the Company phased out its modem product line as it was no longer profitable. In August 1994, the Company completed its initial public offering (the "1994 Public Offering") of 2,000,000 shares of Common Stock.

       Since 1993, the Company has invested significant resources in product development, engineering and marketing activities for its video conferencing systems and related products. As a result of these activities and the low volume of sales during the initial commercialization of C-Phone, the Company incurred significant losses during the three fiscal years ended February 28, 1997. The Company anticipates that it will continue to make significant expenditures for product development and marketing in the foreseeable future.

       In August 1996, in order to more closely identify the Company with its C-Phone product line and to attempt to eliminate confusion among investors, the Company changed its name to "C-Phone Corporation." The Company's principal executive offices are located at 6714 Netherlands Drive, Wilmington, North Carolina 28405 and its telephone number is (910) 395-6100.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY POTENTIAL PURCHASERS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE SIGNIFICANT RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON MANAGEMENT'S BELIEF AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, MANAGEMENT PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS CONTAINED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY THE RESULT OF ANY REVISIONS TO THESE FORWARD LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PROSPECTUS OR TO REFLECT THE OCCURRENCE OF OTHER UNANTICIPATED EVENTS.

           RISKS RELATING TO NEEDS FOR ADDITIONAL FINANCIAL RESOURCES

         GENERAL. The Company, although in existence since 1986, has been, and continues to be, engaged in the development, marketing and manufacturing of products which require substantial financial resources. The Company currently does not have adequate financial resources to carry out all of its anticipated development, marketing and manufacturing plans. If the Company is unable to obtain on acceptable terms the financial resources it requires, when and as needed, the Company would be materially adversely affected.

         FINANCING NEEDS IN 1997. The Company believes that its current working capital, which includes the net proceeds (aggregating approximately $4,370,000) from the private placement completed during the week of March 31, 1997 (the "1997 Placement"), together with anticipated funds from operations, will be sufficient to meet the Company's projected operating needs and capital expenditures, including the initial commercialization of C-Phone Home, through the end of the Company's current fiscal year ending February 28, 1998 ("Fiscal 1998"). However, if C-Phone Home gains any market acceptance, of which there can be no assurance, the Company's pricing strategy (as discussed below under "Possible Inability to Recoup Investment"), and the very substantial investment which would then be required by the Company for manufacturing, inventory build-up and marketing expenditures related to the continuing commercialization of C-Phone Home, would require the Company to obtain additional working capital by the third fiscal quarter of Fiscal 1998. The Company has commenced the planning process to raise such funds. The Company anticipates that such funds should be available through a private placement of its (i) debt securities, (ii) authorized, but unissued, shares of its capital stock, or (iii) debt securities which would be convertible into such shares; and if and when still further funds are needed, that such funds may be available through a possible public offering of its authorized, but unissued, shares of capital stock. There can be no assurance that additional funds needed by the Company will be available when needed or, if available, that the terms of such fundings will be favorable or acceptable to the Company.

         LONGER-TERM FINANCING REQUIREMENTS. Assuming acceptance of C-Phone Home by the marketplace, of which there can be no assurance, the Company anticipates that it may take in excess of two years (if ever) to obtain positive cash flow from the Company's anticipated operations, during which time the Company may be required to obtain still more financing. If the Company is unable to timely obtain any of its required funds, its C- Phone Home marketing strategy may not be attainable and its business could be materially adversely affected. Unless adequate income from sales of C-Phone Home is attained, the timing or receipt of which cannot be predicted, the Company may require additional cash resources to finance receivables and for development of alternative products. There can be no assurance that additional funds needed by the Company will be available when needed or, if available, that the terms of such fundings will be favorable or acceptable to the Company.

                         RISKS RELATING TO C-PHONE HOME

         UNPROVEN MARKET ACCEPTANCE. The Company believes that a commercial consumer market for C-Phone Home exists, although the Company has no reliable data to assure that there will be significant market acceptance of TV-based video phones in general, or of C-Phone Home in particular, and there can be no assurance that C-Phone Home will gain sufficient market acceptance to generate significant commercial sales. Previous efforts to sell video phones by larger, better known, companies than the Company have been unsuccessful due, in part, to the inability of such systems to deliver video data at the rate of greater than between one-half to ten frames per second ("fps") and to the inability of such systems to emulate a normal telephone call, primarily as the result of lower audio quality associated with the analog phone line's limited bandwidth which must be shared with video data. Currently, C-Phone Home is capable of delivering video data at rates of up to 16 fps under the most ideal circumstances. Many factors, taken either singularly or together, will lower the video frame rate. These include non-optimal conditions on the phone line to the user's premises, the presence of noise on the phone line and substantial movement in the video being transmitted, especially when transmitting in a high resolution mode. In the instance when any or all of these factors are present, frame rate may be reduced to as low as one fps. The Company believes that most users of C-Phone Home will prefer full screen, highest resolution mode, when frame rates are typically four to eight fps. At these frame rates, there is not enough motion in the lips of the users for video and audio synchronization to be necessary, and C-Phone Home transmits the audio with as little processing delay as possible in an attempt to make the users feel as if they are participating in a regular phone call. In other conditions, where over ten to twelve fps are transmitted, lip synchronization may be more desirable and may result in as much as a one-half second delay in the audio transmission. Such a delay may not be deemed acceptable by consumers and, as a result, there can be no assurance that the Company will be able to achieve a satisfactory level of consumer acceptance of C-Phone Home within a reasonable period of time, if at all.

         POSSIBLE INABILITY TO RECOUP INVESTMENT. C-Phone Home is sold to consumer electronic retailers for resale at a suggested list price of $649.95. The Company recognizes that such price may be too high for C-Phone Home to penetrate the mass consumer market. The Company, therefore, has determined to also sell C-Phone Home in the same manner that most cellular telephones are sold, by offering retailers the opportunity to purchase and resell C-Phone Home at a suggested list price of $299.95 when purchased and resold with telecommunications services offered directly by the Company. The Company anticipates that substantially all of its initial sales of C-Phone Home to consumer electronic retailers will be made under the latter purchase option. See "Dependence on Third Party Telecommunications Services" below. Until such time, if at all, as the Company attains sufficient manufacturing volume or can utilize less costly components in the manufacture of C-Phone Home to enable the Company to reduce its manufactured cost, the Company may not be able to sell sufficient quantities of C-Phone Home for such sales to be profitable. To the extent that the consumer electronic retailers which purchase C-Phone Home purchase the product for resale with telecommunications services, the Company's initially required monthly telecommunications access fee will not be sufficient for the Company to recoup the remainder of its current manufactured cost . Unless the purchasers of C-Phone Home, who purchase the product with telecommunications services, renew their initial subscriptions for telecommunications services or purchase a material amount of telephone usage from the Company, of which there can be no assurance, the Company will be unable to recoup from such sales all of its manufacturing costs and its related expenditures for development and marketing of C-Phone Home.

         DEPENDENCE ON THIRD PARTY TELECOMMUNICATIONS SERVICES. The Company's business plan entails offering purchasers of C-Phone Home the option to utilize third-party inter-exchange telecommunications services supplied by the Company. The Company's ability to provide inter-exchange telecommunications services is dependent, among other things, upon the Company maintaining a suitable arrangement with one or more long distance telecommunications services companies, which will enable the Company to purchase telecommunications services for resale to third parties. The Company's current telecommunications services arrangement is with MCI Telecommunications Corporation ("MCI"), which provides telecommunications services for resale to a large number of companies. Pursuant to its investment customer arrangement with MCI, which expires in March 1998 unless terminated earlier, the Company has deposited a letter of credit with MCI to cover its anticipated monthly charges and is required to increase such letter of credit if it appears that such monthly charges will exceed the amount of the letter of credit. The Company has been advised that its arrangement with MCI is MCI's normal arrangement for customers such as the Company, except that the arrangement offers the Company a credit against future MCI services if the Company applies, and is approved, for an upgraded minimum-term arrangement with MCI. There are a number of long distance telecommunications services companies which provide telecommunications services for resale and the Company believes that, if its current arrangement with MCI expires without being renewed or is terminated, or the Company determines not to continue its relationship with MCI, the Company could replace its MCI services with similar services offered by another services provider.

         OBTAINING REGULATORY APPROVALS TO RESELL TELECOMMUNICATIONS SERVICES. The Company , in marketing C-Phone Home, is offering consumer electronic retailers the option to purchase the product, at a reduced price, when purchased with telecommunications services . As a condition to reselling intra-state and interstate telecommunications services, the Company is required to obtain and maintain certain approvals from the Federal Communications Commission ("FCC") and from various State regulatory authorities, and to comply with various applicable regulatory provisions imposed by such authorities, noncompliance with which could subject the Company to possible forfeitures, damages and other sanctions. Various applicable regulatory provisions include, among other things, approval as a non-dominant long distance carrier, requirements for the filing and following of tariffs and that equipment and service offerings be separate and distinct and prohibitions against unjust, unreasonable or discriminatory rates, against preferences and against the making of direct or indirect rebates of amounts paid for tariffed services. Although the Company believes that its offering of inter-exchange telecommunications services complies with applicable regulatory requirements, there can be no assurance that the Company will obtain and retain all required regulatory approvals, that all of such approvals will be obtained timely or that a regulatory authority may not impose conditions which the Company may not be able to fulfill. Furthermore, there can be no assurance that compliance with the requirements imposed by any regulatory authority would not require modifications to the Company's business plan for C-Phone Home or that regulatory requirements will not change in such a way as will materially adversely affect the Company's business operations. The Company has obtained FCC approval to resell inter-state telecommunications services; however, due to the timing of obtaining certain State approvals, the Company will be unable to initially offer inter-exchange telecommunications services for making intra-state video phone calls within certain States until it has applied for and received appropriate regulatory approvals from such States. As of June 24, 1997, the Company had obtained appropriate regulatory approval from ten States and has applications pending or in the process of being prepared for filing in a number of additional States, and the Company does not believe that such limitation should have a significant effect on its ability to sell C-Phone Home.

         LIMITED MARKETING EXPERIENCE. The Company has limited sales, marketing and distribution experience relating to retail consumer goods. The commercialization of C-Phone Home requires certain sales, marketing and distribution capabilities, some of which the Company does not currently possess, and there can be no assurance that the Company will be able to establish and retain a sales and marketing capability which would be successful in gaining market acceptance for C-Phone Home. The Company has retained the services of a consultant to assist in the marketing of C-Phone Home to larger consumer electronic retailers, has appointed a national network of independent manufacturer's representative organizations to act as the Company's national field sales force for C-Phone Home, and recently hired a full-time National Sales Director to manage such representatives; however, it is too early to forecast whether the efforts of such persons will be successful. The Company is devoting a material portion of its available resources for the commercialization of C -Phone Home, and failure of the Company to establish the necessary sales, marketing and distribution network for C-Phone Home will have a material adverse effect on the Company's financial condition.

         RISKS OF USING ANTICIPATED CHANNELS OF DISTRIBUTION. The Company's marketing strategy for C-Phone Home contemplates the initial sale of product to large consumer electronic retailers. The Company has had only limited prior experience in marketing and selling its products to consumer electronic retailers, some of whom have special problems, such as inadequate working capital, which may affect their ability to timely pay for their purchases from the Company and may require the Company to grant extended credit terms. Such retailers typically require that their vendors pay advertising expense prior to consumer resale and payment to the vendor.

Furthermore, and irrespective of the contracted payment terms negotiated with such retailers, such retailers generally do not pay for their merchandise unless and until such merchandise "sells through" to the consumer, thereby creating higher payment risks. In March 1997, Nobody Beats the Wiz (the "Wiz"), a large northeastern U.S. consumer electronics retail chain, agreed to carry C-Phone Home in its stores and became the first consumer electronic retailer who agreed to carry the product. Shipments to the Wiz began in April 1997, the Wiz first announced availability of C-Phone Home in its weekly sales circular distributed the weekend of May 9 and, as of May 30, dealer display demonstrations units had been installed in 57 of the Wiz stores. However, the Company has no long-term arrangement with the Wiz, which purchases C-Phone Home through regular purchase orders and there can be no assurance as to the number of units of C-Phone Home that the Wiz will purchase and then resell.

         POSSIBLE INABILITY TO SUCCESSFULLY COMPETE. To date, video conferencing over analog telephone lines has received very limited market acceptance. As a result of recent technological advances and the adoption of the H.324 standards for video telephony over analog telephone lines, consumer video phones are being developed by a number of companies, some of which are more established, benefit from greater market recognition and have significantly greater financial, technological, manufacturing and marketing resources than the Company. The Company expects that C-Phone Home may face substantial competition from many well-known established suppliers of consumer electronic products, which may include Compression Labs, Inc., Lucent Technologies, PictureTel Corporation, Philips Electronics N.V. and Sony Corp; and if any of such companies, among others, determine to market a product competitive with C-Phone Home, the Company could have difficulty obtaining necessary retail display space for C-Phone Home. Many of these potential competitors sell television and telephone products into which they may integrate video phone systems, thereby eliminating the need to purchase a separate video phone system. Additionally, the recent introduction by Intel Corp. of chips with telephony applications has enabled computer manufacturers to incorporate video conferencing features into their equipment, which features may include video phone capabilities. 8x8, Inc., a manufacturer of integrated video compression semiconductors and associated software, from whom the Company previously had purchased integrated circuits for the Company's video conferencing products and C-Phone Home, has commenced production and sale of the first product in an announced planned family of video phones , which product directly competes with C-Phone Home. Additionally, 8x8, Inc. has licensed its video phone technology to U.S. Robotics Access Corporation and Kyushu Matsushita Electric Co., Ltd., and the Company anticipates that such companies also may announce competing products. As a result, there can be no assurance that the Company will be able to compete successfully in the video phone market.

         DEPENDENCE ON EXISTING MANAGEMENT AND TECHNICAL PERSONNEL; NEED FOR ADDITIONAL PERSONNEL TO COMMERCIALIZE C-PHONE HOME. The continued development of the Company's business and operations is dependent upon the efforts and talents of three of its executive officers, Daniel Flohr, Tina Jacobs and Stuart Ross, and the services of certain key technical personnel. The loss of the services of any of these persons, as well as the inability of the Company to attract and then retain additional qualified personnel in connection with the commercialization of C -Phone Home, could have a material adverse effect on the Company.

           RISKS RELATING TO THE COMPANY'S VIDEO CONFERENCING PRODUCTS

         LIMITED MARKET ACCEPTANCE. The Company developed its initial C-Phone video conferencing product in 1993, and has developed a number of enhancements since such time. However, the market for PC-based video conferencing has not matured as rapidly as expected. In order to expedite the commercial introduction of its video conferencing products, the Company's initial sales and marketing strategy was to attempt to form alliances with strategic partners, primarily nationally recognized system integrators, resellers, telecommunication service companies and original equipment manufacturers, to assist the Company in identifying, developing and exploiting specific high-volume market applications which would incorporate the Company's video conferencing products into larger information management and communication systems. Although the Company has entered into several such alliances, none of such alliances have yet resulted in significant commercial sales and there can be no assurance that significant commercial sales will result from the Company's relationship with any of its strategic partners. During 1996, the Company reoriented the emphasis of its sales and marketing strategy and focused on sales to regional resellers, including systems integrators, telephone system dealers and audio/visual specialists, and selected large potential customers with needs for customized video conferencing capabilities. During Fiscal 1997, U.S. resellers accounted for approximately 64.9% of the Company's net sales of C-Phone products, which were resold primarily to the U.S. Department of Defense and other Federal, state and local governments or governmental agencies, hospitals and educational facilities, as well as to corporate users. During Fiscal 1997, approximately 18.9% of the Company's net sales of C-Phone products were sold directly by the Company, a significant portion of which were sales to Mirage Resorts, Inc. The Company's video conferencing revenues since commercial introduction of its video conferencing products in 1994 through February 28, 1997 have aggregated approximately $4,165,000.

         DEPENDENCE ON FEW RESELLERS AND CUSTOMERS. A significant portion of the Company's recent revenues, all of which have related to the Company's video conferencing products, have been dependent on sales to a limited number of customers. During Fiscal 1997, net revenues from Mirage Resorts, Inc. and C-Phone Europe NV/SA (the Company's European distributor) constituted 14.3% and 10.3%, respectively, of the Company's net revenues. During Fiscal 1996, net revenues from TRW, Inc. and Venisoft Computer Solutions, Inc. (a U. S. reseller) constituted 10.5% and 10.3%, respectively, of the Company's net revenues. Although the Company requires its non North American distributors to purchase a minimum annual amount of products to maintain their exclusive distributorships, the Company does not have written agreements with any of its customers which require the purchase of any minimum quantities of video conferencing products and, therefore, such customers could reduce or curtail their purchases at any time. A substantial reduction in orders from the Company's video conferencing customers or the inability to attract orders from new customers would have a material adverse effect on the Company's current business.

         DEPENDENCE ON FOREIGN SALES. During Fiscal 1997 and Fiscal 1996, the Company's revenues from non- U.S. sales of video conferencing products aggregated approximately 15.0% and 16.2% , respectively, of net revenues, which revenues were derived from sales to the Company's European distributor and resellers in Canada, Europe and southeastern Asia. As a result, a reduction in the volume of non-U.S. trade or any material restrictions on such trade could have a material adverse impact on the Company's revenues from business video conferencing products. The Company sells to its European distributor and Canadian reseller on credit terms and usually makes its other foreign sales on a prepaid basis due to the difficulty in collecting foreign accounts receivable; and any change in such policy which may be occasioned by the potential of larger orders from one or more foreign customers could expose the Company to increased credit risks . Foreign sales are denominated in U.S. dollars and the Company does not incur any foreign currency risks; however, fluctuations in currency exchange rates could cause the Company's business video conferencing products to become relatively more expensive to foreign customers, which could result in a reduction in foreign sales or profitability of any such sales.

         INTENSE COMPETITION FOR DEVELOPING MARKET. Video conferencing products have received only limited market acceptance and penetration. A number of the companies which now compete with the Company, or which are expected to offer products that may compete with the Company's products, are more established, benefit from greater market recognition with national marketing programs, and
have  significantly  greater  financial,   technological,   manufacturing,   and
marketing resources than the Company. The Company's competitors for its business video conferencing products include video conferencing companies and major telecommunications and electronic companies such as British Telecom, BT Visual Images L.L.C., Compression Labs, Inc., Corel Corp., Creative Labs Inc., Intel Corp., PictureTel Corporation and VTEL Corporation. In addition, numerous other companies have announced PC-based video conferencing systems and this number is expected to increase rapidly. Intel Corp., a major computer chip manufacturer, has recently commenced shipment of chips with telephony applications with the intention of making video conferencing a standard part of the PC computing environment. Several computer manufacturers, such as Compaq Computer Corp and Packard Bell have incorporated video conferencing features into their equipment
 . Several telephone companies have entered into strategic alliances with one or more manufacturers of video conferencing equipment to increase the usage of their digital telephone lines, which in turn, if they are successful, will increase their competitive image in the marketplace for video conferencing products. Furthermore, as expected advances in data compression and higher speed LANs are achieved, new video conferencing products utilizing these advances will compete with the Company's products. As a result of the Company's limited marketing resources, the Company has been utilizing regional resellers, supported by the Company's internal marketing staff, as the Company's marketing arm. Such regional resellers have not had the broad marketing contacts, national sales support and resources and internal backup support to enable the Company to penetrate the
base  of  larger  potential   broad-based   multiple-location   users  of  video
conferencing  who  have  not  yet  integrated  video   conferencing  into  their
organizations. The Company is continuing to try to define its niche in the video conferencing marketplace for its products, and there can be no assurance that the Company will be able to compete successfully in the business video conferencing market.

                     RISKS RELATING TO THE COMPANY GENERALLY

         CUSTOMER SERVICE AND SUPPORT. The Company's success will depend, in part, upon its ability to provide its customers, either directly or through others, technical support and customer service for its products. The Company presently provides support services directly for its U.S. customers, but relies on its foreign strategic partners to supply support services outside of the United States. If the Company's business expands, of which there can be no certainty, there can be no assurance that the Company can continue to directly provide such services to its U.S. customers, in which event it would be required to negotiate third-party support services on acceptable terms, of which there can be no assurance. Failure to provide such support services would have a material adverse effect on the Company.

         LIMITED MANUFACTURING EXPERIENCE. While the Company has been manufacturing certain video conferencing components since 1994, sales volume to date has kept production at relatively low and inefficient levels. In order to be profitable, the Company must be able to manufacture its products at acceptable costs and there can be no assurance that the Company will be able to make the transition to higher production volume successfully or within acceptable profit margins. As the Company only has limited experience in manufacturing commercial quantities of its products, and anticipates heavy reliance on third party contract manufacturers if demand for its products increase, there can be no assurance that unforeseen technical or other difficulties will not arise which could interfere with the development or manufacture of its products, or prevent, or create delays in, marketing of its products. See "Risks Relating to Needs for Additional Financial Resources" above.

         DEPENDENCE ON THIRD PARTY MANUFACTURERS AND SUPPLIERS. The Company relies on a variety of small and large manufacturers that supply a wide variety of off-the-shelf semiconductor integrated circuit chips and specialized electronic components, several of which manufacturers are the sole source of supply. The Company also relies on third party manufacturers and assemblers to manufacture and/or assemble certain components and sub-assemblies for the Company's products that are built to the Company's specifications and which require fabrication equipment the Company does not presently possess. Further, the Company relies on third party manufacturers for specialized sub-assemblies, including the charged coupled device color camera presently used by the Company which, although not built to Company specifications, are manufactured outside of the United States and are inventoried by the manufacturers in limited quantities. While the Company believes that all these components could be obtained elsewhere if needed or that the Company's products could be redesigned to use alternative components, no assurance can be given that other sources of supply would be available without significant delay or increased cost, and the use of alternative available components could require re-engineering by the Company of portions of its products, which could impose additional cost and significant delay on the Company. In addition, the Company's reliance on third parties to manufacture and sub-assemble certain components involve significant risks, including reduced control over delivery schedules, the inability to ship product under "just-in-time" arrangements and quality assurance. Furthermore, certain of the Company's manufacturers, sub-assemblers and suppliers, including suppliers of components made outside the United States, may require the Company to make firm scheduling and delivery commitments and deliver secure financing arrangements, such as letters of credit, as a condition to fulfillment of their contractual obligations to the Company. Failure to obtain an adequate supply of components and required sub- assembler services on a timely basis would have a material adverse effect on the Company. As a result, the Company anticipates that, if it is successful in the commercialization of its products, so that larger quantities of its products can be sold, the Company will become even more dependent on a timely supply of purchased inventory, and will be required to devote significant capital to its inventory. The Company currently does not have the significant financial resources necessary to fully fund such level of commercialization.

         RAPID TECHNOLOGICAL CHANGES. The technology underlying video conferencing products is subject to rapid change, including potential introduction of new products and technologies which may have a material adverse impact on the Company's products. The Company needs to maintain an on-going research, development and engineering program and its success, if any, will depend in part on its ability to respond quickly to technological advances by developing and introducing new products or features. There can be no assurance that the Company will have the financial ability to maintain an appropriate on-going research, development and engineering program and, if it has such ability, whether the Company will be able to foresee and respond to technological advances in a timely manner, if at all. In addition, even though the open architecture of the Company's products allow components to be replaced as new technologies develop, there can be no assurance that the development of technologies and products by competitors will not render the Company's products non-competitive or obsolete.

         POSSIBLE ABILITY OF WARRANTHOLDERS TO EXERCISE REPURCHASE RIGHT. In connection with the 1994 Public Offering, the Company issued the 1994 Warrants to Josephthal pursuant to a Representative's Warrant Agreement. On or about January 13, 1997, the Company received from the holders of a majority of the 1994 Warrants, most of whom are officers of Josephthal, a request to register the shares of Common Stock issuable upon exercise of the 1994 Warrants. In accordance with the terms of the Representative's Warrant Agreement, the Company's failure to file the Registration Statement of which this Prospectus is a part within 45 days thereafter may give the holders of a majority of the 1994 Warrants the right to require the Company to repurchase the 1994 Warrants for an aggregate of up to $1,370,000 at any time prior to the sale of a majority of such shares pursuant to this Prospectus. If such holders successfully assert such right, the Company may not have the financial ability to make such payment; and, in the event that such right is successfully asserted at a time when the Company has the financial ability to make such payment, such payment could materially adversely affect the Company's financial condition and may deplete all of its necessary cash resources for the continuation of its operations. The possible existence of this repurchase right, and the possibility of its exercise, will increase the difficulty of the Company raising its required additional working capital on terms acceptable to the Company. See"Risks Relating to Needs for Additional Financial Resources" above.

         MANAGEMENT OF GROWTH. The development, during Fiscal 1997, and recent introduction of C-Phone Home has placed a significant strain on the Company's limited personnel, management and other resources. The Company's ability to manage any future growth effectively will require it to continue to attract, train, motivate and manage its employees successfully and to continue to improve its operational, financial and management systems. The Company's failure to effectively manage its growth could have a material adverse effect on the Company's business and operating results.

         LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS. The Company has four United States patents (one of which is a design patent) and has pending five United States patent applications and one foreign patent application, all of which relate to technology incorporated in its video conferencing products and the design of various related components. Patents and patent applications involve complex legal and factual issues. Moreover, the technology applicable to the Company's products is developing rapidly. A number of companies have filed applications for, or have been issued, patents relating to products or technology that are similar to some of the products or technology being developed or used by the Company. The scope and validity of these patents, the extent to which the Company may be required to obtain licenses thereunder or under other proprietary rights and the cost and availability of licenses, are unknown. There can be no assurance that the Company's patent applications will result in patents being issued or that, if issued, the patents will afford protection against competitors developing similar or related technologies. Although the earliest patent owned by the Company was granted in 1995, and patents generally have a seventeen year life, due to rapidly developing technology the Company contemplates that alternative technological solutions will be devised to accomplish the purposes of its patents substantially before the Company's patents expire, but that such patents may offer short-term protection from third parties. There can be no assurance that other parties have not applied for, or will not obtain, patents under which the Company would need to be granted a license or around which the Company would be forced to redesign its products. The Company seeks to protect its intellectual property rights through a combination of trade secret, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws. The Company generally enters into confidentiality agreements with its employees, consultants, sales representatives and certain potential customers and limits access to and distribution of its proprietary information. However, there can be no assurance that these actions will be adequate to deter misappropriation of the Company's proprietary information, that the Company will be able to detect unauthorized use of its intellectual property rights, or that the Company can afford the high cost required to enforce, through litigation, its intellectual property rights. Moreover, any such litigation could result in substantial diversion of managerial time and resources, which could be better and more fruitfully utilized on other activities. Furthermore, there can be no assurance that a claim that the Company's services and products infringe on the intellectual property rights of others will not be asserted successfully against the Company in the future.

         COMPLIANCE WITH FCC REGULATIONS. The Company's products must comply with certain requirements and specifications set forth in regulations adopted by the FCC regulating electromagnetic radiation and the connection of terminal equipment to the public switched telephone network. See "Obtaining Regulatory Approvals to Resell Telecommunications Services" above. These regulations, among other things, require that the Company's products be in compliance with such regulations as a prerequisite to marketing them. Although the Company's products are currently in compliance with such regulations, if the Company redesigns or otherwise modifies its products, or if current regulations or industry standards are revised, there can be no assurance as to when, if ever, the Company's redesigned or modified products will be in compliance with applicable governmental regulations and evolving industry standards. In addition, the Company must comply with certain similar requirements of various foreign government agencies to effect its foreign sales. The Company's foreign distributors, as part of the Company's distribution agreements, are responsible for ensuring compliance with, and obtaining any necessary permits from, such foreign government agencies.

          CONTROL BY EXISTING PRINCIPAL SHAREHOLDERS. The Company's two principal executive officers, Daniel Flohr and Tina Jacobs, beneficially own, as of June 24, 1997, an aggregate of 1,141,745 shares (approximately 22%) of the currently outstanding Common Stock. As a result of such holdings, such persons may have the ability to determine the election of all of the Company's directors, direct the policies of the Company and control the outcome of substantially all matters which may be put to a vote of the Company's shareholders.

         POSSIBLE INABILITY TO CONTINUE TO USE C-PHONE NAME. In 1995, the U.S. Patent and Trademark Office (the "PTO") registered the "C-Phone" trademark to the Company. In 1996, in order to more closely identify the Company with its products, all of which utilize the C-Phone name, and in an attempt to eliminate confusion among investors, the Company changed its name to C-Phone Corporation. In August 1996, the Company was advised by the PTO that a former registered owner of the C-Phone trademark (which the PTO canceled in 1993 for failure to submit a required affidavit), had filed a petition to cancel the Company's registration, alleging that the PTO canceled the prior registration "inadvertently". The former owner had used, and continues to use, the C-Phone name for marine telephone products, and may have certain "common law" rights to continued use of the name. A proceeding with respect to the matter is pending before the PTO's Trademark Trial and Appeal Board, who will determine whether the conflicting use by the Company is so confusingly similar that a registration should not have been granted to the Company. Discussions to resolve the matter by a mutual co-existence agreement have been initiated; however, there can be no assurance that such discussions will result in a successful resolution. If the matter is not resolved between the parties and the Company is not successful in the current PTO proceedings, the Company may need to change the identifying name on its products, may determine that it is appropriate to change its corporate name and may be subject to damages if it could be shown that the Company had infringed the former owner's common law rights. Any change in the use by the Company of the C-Phone name would result in a loss of good will and identification which the Company has been promoting since 1993, and could have a temporary adverse impact on the Company's marketing plans.

         POTENTIAL ADVERSE IMPACT ON MARKET PRICE OF COMMON STOCK RESULTING FROM THE OFFERING. As of June 24, 1997, the Company had an aggregate of 5,203,356 shares of Common Stock issued and outstanding, of which 3,204,944 shares were held by non-affiliates and are freely tradeable in the public market without restriction under the Securities Act. Of the remaining 1,998,412 shares (i) 1,164,745 shares were held by affiliates of the Company and are considered "restricted securities" subject to the resale limitations of Rule 144 under the Securities Act, and (ii) 833,667 shares were held by investors in the 1997 Placement and will become freely tradeable at such time as the Registration Statement of which this Prospectus is a part is declared effective. The Registration Statement also covers the registration for public resale of up to an additional 2,851,001 shares of Common Stock issuable upon the exercise of the contingent value rights issued in the 1997 Placement and the exercise of the Warrants. See "Selling Shareholders." The prospect of the ability to publicly resell the shares of Common Stock not currently trading in the public market may adversely affect prevailing market prices for the Comon Stock.

         DIVIDEND POLICY. The Company has never paid any dividends and, for the foreseeable future, the Company expects to retain earnings, if any, to finance the expansion and development of its business. Any future payment of dividends will be within the discretion of the Company's Board of Directors, which may be deemed to be controlled by the Company's principal shareholders, and will depend, among other factors, on the earnings, capital requirements and operating and financial condition of the Company.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Shareholders. See "Plan of Distribution."

         In order to sell 350,000 of the shares of Common Stock (consisting of shares issuable upon exercise of the Warrants) covered by this Prospectus, the Selling Shareholders must exercise the Warrants to obtain such Shares. Upon exercise of the Warrants, the Company will receive proceeds from the exercise of the Warrants, which, if all Warrants are exercised, will aggregate $3,120,000. The net proceeds from such exercise will be used by the Company for working capital, including for the marketing of C-Phone Home and funding anticipated increases in inventories and receivables related to C-Phone Home.

                              SELLING SHAREHOLDERS

         The Selling Shareholders are the investors in the 1997 Placement (the "Investors") and the holders of the 1994 Warrants. The holders of the 1994 Warrants consist of employees, including controlling persons, of Josephthal, a former director of Josephthal and the estate of a former officer, director and principal shareholder of Josephthal. The Investors include Josephthal and most of the holders of the 1994 Warrants. Josephthal was the representative of the underwriters for the 1994 Public Offering and the placement agent for the 1997 Placement. Josephthal also is a market maker for the Common Stock.

         Pursuant to the 1997 Placement, the Company issued to the Investors 833,667 shares of Common Stock (the "Original Shares") plus the right, under certain circumstances and without any additional consideration, to receive additional shares of Common Stock pursuant to the terms of "contingent value rights" (the "Rights"). The Rights are automatically exercised at the time that, and from time to time as, the Original Shares are first publicly sold through a broker dealer during the one-year period commencing on the effective date of the Registration Statement of which this Prospectus is a part. The Rights, to the extent not exercised, expire one year after the effective date of the Registration Statement. The terms of the Rights provide that, upon any such initial sale of any Original Shares at a price of less than $8.00 per share, the seller of the Original Shares will automatically receive, for each such Original Share sold, without the payment of any additional consideration, such additional number of shares (the "Rights Shares") of Common Stock as equals (i) $8.00 divided by the Adjusted Price, minus (ii) one; where the Adjusted Price will equal the greater of (x) the average closing bid price per share of Common Stock on The Nasdaq National Market for the ten trading days immediately preceding the date of sale of the Original Shares, or (y) $2.00; provided, however that no Rights Shares will be issued until the Company has obtained shareholder approval for the issuance of the Rights Shares in accordance with the rules of The Nasdaq National Market. The Original Shares and the Rights Shares are being registered hereby pursuant to certain registration rights granted to the Investors; the Company has agreed to maintain the effectiveness of the Registration Statement for a period of one year.

         In connection with the 1997 Placement, in addition to other consideration paid to Josephthal, the Company issued to WBM LLC, an Investor in the 1997 Placement and an affiliate of Josephthal, the 1997 Warrants to acquire an aggregate of 150,000 shares of Common Stock at an exercise price of $9.60 per share. The 1997 Warrants expire 90 days after the effective date of the Registration Statement. The Company has agreed to include the shares of Common Stock issuable upon exercise of the 1997 Warrants in the Registration Statement.

         In connection with the 1994 Public Offering, the Company entered into the Representative's Warrant Agreement with Josephthal providing for the issuance to Josephthal of the 1994 Warrants to purchase 200,000 shares of Common Stock and also providing certain registration rights with respect to the shares issuable upon exercise of the 1994 Warrants. The 1994 Warrants were subsequently transferred by Josephthal to certain of the Selling Shareholders. The shares of Common Stock issuable upon exercise of the 1994 Warrants are included in the Shares being offered hereby and are being registered pursuant to such registration rights.

         The following table sets forth certain information relating to the security ownership of the Selling Shareholders as of June 24, 1997 and as adjusted to reflect the sale of the Common Stock in the offering covered by this Prospectus. Except as set forth above, none of the Selling Shareholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.


                                                 SHARES OF
                                               COMMON STOCK                         SHARES OF COMMON
                                            BENEFICIALLY OWNED                     STOCK BENEFICIALLY
                                                 PRIOR TO        SHARES OF COMMON    OWNED AFTER THE
NAME OF SELLING SHAREHOLDER                    THE OFFERING      STOCK TO BE SOLD    OFFERING (14)
---------------------------                    ------------      ----------------    -------------

American High Growth Equities Retirement Trust   320,000(1)          320,000(9)           0

Matthew Balk                                     154,310(2)(3)       154,310(10)          0

Peter Davis                                      240,000(1)          240,000(9)           0

First Comet Corp.                                 60,000(1)           60,000(9)           0

Paul Fitzgerald                                    3,210(2)(3)         3,210(10)          0

Holistica International Ltd                       60,000(1)           60,000(9)           0

Josephthal Lyon & Ross Incorporated              117,040(1)          117,040(9)           0

The FK 1997 Grat                                 110,000(4)          100,000(9)      10,000

Keyring Limited                                   28,000(1)           28,000(9)           0

Sherwood P. Larkin                                 7,555(2)(3)         7,555(10)          0

Michael Loew                                      24,907(3)(5)        24,720(10)        187

Made Oka Masagung                                120,000(1)          120,000(9)           0

Natper Ltd.                                       20,000(1)           20,000(9)           0

Omotsu Holdings Ltd.                             200,000(1)          200,000(9)           0

                                                 SHARES OF
                                               COMMON STOCK                         SHARES OF COMMON
                                            BENEFICIALLY OWNED                     STOCK BENEFICIALLY
                                                 PRIOR TO        SHARES OF COMMON    OWNED AFTER THE
NAME OF SELLING SHAREHOLDER                    THE OFFERING      STOCK TO BE SOLD    OFFERING (14)
---------------------------                    ------------      ----------------    -------------

Paneco SA                                        200,000(1)          200,000(9)           0

Dan Purjes                                       992,605(6)          992,605(11)          0

Esther Purjes                                    200,000(1)          200,000(9)           0

Lawrence R. Rice                                  44,135(2)(3)        44,135(10)          0

Charles Roden                                     33,235(2)(3)        33,235(10)          0

Averell Satloff                                    1,793(7)            1,793(12)          0

Saleem Syed                                      666,668(1)          666,668(9)           0

Estate of Peter Sheib                             22,467(7)           22,467(12)          0

Vermont Museum of Natural History, Inc.           40,000(1)           40,000(9)           0

WBM LLC                                          430,000(8)          430,000(13)          0

Scott Weisman                                     28,930(2)(3)        28,930(10)          0

----------------

     (1) Consists of (a) Original Shares, and (b) the maximum number of Rights Shares issuable to such Selling Shareholder in connection with the sale of such Original Shares.

     (2) Consists of (a) shares of Common Stock issuable upon exercise of the 1994 Warrants, and (b)(i) Original Shares, and (ii) the maximum number of Rights Shares issuable to such Selling Shareholder in connection with the sale of such Original Shares.

     (3) Does not include any shares of Common Stock issued or issuable to WBM LLC, a limited liability company in which such Selling Shareholder is a member. See footnote (8) to this table. Such Selling Shareholder disclaims beneficial ownership in any of such shares, since such Selling Shareholder has no voting power or investment power with respect to such shares.

     (4) Consists of (a)(i) 25,000 Original Shares, and (ii) 75,000 Rights Shares (the maximum number of Rights Shares issuable to the FK 1997 Grat of which Felix Kaufman is the trustee, in connection with the sale of such Original Shares), and (b) 10,000 shares of Common Stock purchased by Mr. Kaufman prior to the 1994 Public Offering.

     (5) Consists of (a) 4,944 shares of Common Stock issuable upon exercise of the 1994 Warrants, (b)(i) 4,944 Original Shares, and (ii) 14,832 Rights Shares (the maximum number of Rights Shares issuable to Mr. Loew in connection with the sale of such Original Shares), and (c) 187 shares of Common Stock previously purchased by Mr.
Loew.

     (6) Consists of (a) 116,521 shares of Common Stock issuable upon exercise of the 1994 Warrants, (b) (i) 111,521 Original Shares, and (ii) 334,563 Rights Shares (the maximum number of Rights Shares issuable to Mr. Purjes in connection with the sale of such Original Shares), and (c) the shares issued and issuable to WBM LLC (see footnote (8) to this table), with respect to which Mr. Purjes is the managing member. Does not include any shares of Common Stock beneficially owned by Josephthal, of which Mr. Purjes is the Chairman and Chief Executive Officer.

     (7) Consists of shares of Common Stock issuable upon exercise of the 1994 Warrants.

     (8) Consists of (a) 150,000 shares of Common Stock issuable upon exercise of the 1997 Warrants, and (b)(i) 70,000 Original Shares, and (ii) 210,000 Rights Shares (the maximum number of Rights Shares issuable to WBM LLC in connection with the sale of such Original Shares). Dan Purjes is the managing member of WBM LLC and the shares attributable to WBM LLC also are included in the security ownership of Mr. Purjes (see footnote (6) to this table).

     (9) Consists of (a) Original Shares, and (b) the maximum number of Rights Shares issuable to such Selling Shareholder in connection with the sale of such Original Shares, and assumes the sale of all Shares registered hereby.

     (10) Consists of (a) shares of Common Stock issuable upon exercise of the 1994 Warrants, and (b)(i) Original Shares, and (ii) the maximum number of Rights Shares issuable to such Selling Shareholder in connection with the sale of such Original Shares, and assumes the sale of all Shares registered hereby.

     (11) Consists of (a) 116,521 shares of Common Stock issuable upon exercise of the 1994 Warrants, (b) (i) 111,521 Original Shares, and (ii) 334,563 Rights Shares (the maximum number of Rights Shares issuable to Mr. Purjes in connection with the sale of such Original Shares), and (c) the shares issued and issuable to WBM LLC (see footnote (13) to this table), with respect to which Mr. Purjes is the managing member, and assumes the sale of all Shares registered hereby.

     (12) Consists of shares of Common Stock issuable upon exercise of the 1994 Warrants, and assumes the sale of all Shares registered hereby.

     (13) Consists of (a) 150,000 shares of Common Stock issuable upon exercise of the 1997 Warrants, and (b)(i) 70,000 Original Shares, and (ii) 210,000 Rights Shares (the maximum number of Rights Shares issuable to WBM LLC in connection with the sale of such Original Shares), and assumes the sale of all Shares registered hereby.

     (14)  Assumes the sale of all Shares registered hereby.

                              PLAN OF DISTRIBUTION

         The Company is registering the Shares on behalf of the Selling Shareholders. The Company will not receive any proceeds from any sales of the Shares, but will receive proceeds of approximately $3,120,000 from the exercise of the Warrants, if all of the Warrants are exercised, which proceeds will be used for general working capital purposes. See "Use of Proceeds." All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Commissions, discounts and other fees payable to brokers or dealers, if any, attributable to the sale of Shares will be borne by the Selling Shareholders.

         The decision to exercise the Warrants is within the sole discretion of the Selling Shareholders. There can be no assurance that any of the Warrants will be exercised.

         The decision to offer and sell the Shares, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of the Selling Shareholders. Sales of the Shares may be effected from time to time in transactions (which may include block transactions) on The Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Shareholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of any of their Shares. The Selling Shareholders may effect such transactions by selling their Shares directly to purchasers or to, or through, broker-dealers which broker-dealers may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling

Shareholders and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Shareholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

         Because the Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to prospectus delivery requirements under the Securities Act.

         The Selling Shareholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act ("Regulation M"). Regulation M, with certain exceptions, prohibits any such person from bidding for or purchasing any security which is the subject of a distribution until the participation of such person in that distribution is completed. In addition, Regulation M prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

         Accordingly, unless granted an exemption by the Commission from Regulation M or unless otherwise permitted under Regulation M, the Selling Shareholders will not be permitted to engage in any stabilization activity in connection with the Company's securities, and will not be permitted to bid for or purchase any securities of the Company or to attempt to induce any person to purchase any of the Company's securities other than as permitted under the Exchange Act. Selling Shareholders, who may be "affiliated purchasers" as defined in Regulation M, have been advised that they must coordinate their sales with each other for purposes of Regulation M. Josephthal has advised the Company that it may seek to comply with Regulation M with respect to transactions in the Company's Common Stock during the distribution of the Shares and will suspend market making activities in the Company's Common Stock during any period in which such activities would be prohibited under the Exchange Act.

         The Selling Shareholders may be entitled under agreements entered into with the Company to indemnification against liabilities under the Securities Act, the Exchange Act or otherwise.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the Common Stock offered hereby have been passed upon for the Company by Warshaw Burstein Cohen Schlesinger & Kuh, LLP. As of the date of this Prospectus, certain partners of such firm beneficially own an aggregate of 12,105 shares of Common Stock.

                                     EXPERTS

         The balance sheets of the Company as of February 28, 1997 and February 29, 1996 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended February 28, 1997, incorporated by reference in this Prospectus on Form S-3, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

================================================================================


NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------




                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Available Information                                                          2
Incorporation of Certain
 Documents by Reference                                                        2
The Company                                                                    3
Risk Factors                                                                   4
Use of Proceeds                                                               12
Selling Shareholders                                                          12
Plan of Distribution                                                          15
Legal Matters                                                                 16
Experts                                                                       16


================================================================================


================================================================================



                                3,684,668 Shares



                               C-PHONE CORPORATION



                                  Common Stock

                               -------------------

                                   PROSPECTUS

                               -------------------





                                  June 25, 1997

================================================================================